
amorfix
Life Sciences Ltd




10016259

Aug 4th, 2010

Elliot Staffin
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
MAILSTOP: ROOM 3628

Re: Amorfix Life Sciences Ltd. Filings – July 1, 2010 to July 30, 2010

Dear Mr. Staffin,

Please find the latest filing on SEDAR from Amorfix Life Sciences Ltd. A list of all the filing from July1, 2010 to July 30, 2010. is attached

Should you have further questions, please do not hesitate to contact us.

Regards,

Vivian Lee

Enclosures

Amorfix Life Sciences Ltd, 3403 American Drive, Mississauga, ON, L4V 1T4
Tel: 416-847-6989, Fax: 416-847-6899, www.amorfix.com



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News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix Life Sciences and reMYND announce testing services agreement for the A4 Alzheimer's test

TSX: AMF

TORONTO and LEUVEN, Belgium, July 6 /CNW/ - Amorfix Life Sciences Ltd. (TSX:AMF) and reMYND NV today announced the signing of a partnership agreement to offer the Amorfix A4 amyloid testing service to reMYND's contract research clients. reMYND's contract research business offers an extensive portfolio of preclinical in-vivo efficacy, pharmacokinetic and safety testing of experimental Alzheimer therapies using proprietary mouse models of Alzheimer's disease (AD).

"We are pleased to be working with reMYND to offer our A4 services to their clients, together providing a comprehensive solution to assess efficacy of drug candidates for treating AD using their proprietary models," said Vigen Nazarian, Vice President of Strategic Alliances for Amorfix. "This partnership is an important first step to accessing new clients as we build our AD services business."

"The Amorfix A4 assay has demonstrated its ability to detect beta-amyloid aggregates much earlier than other methods, hence giving our clients valuable information as to the effectiveness of their AD drugs in development," said Dr. An Tanghe, Contract Research Manager of reMYND. "The highly sensitive A4 assay detects aggregated Abeta in the brains of our Alzheimer transgenic mice before plaque formation, and thus coinciding with their early onset and clearly pre-plaque cognitive impairment. This is especially intriguing in the light of findings that soluble Abeta oligomers are significantly elevated in the brain of AD patients and correlate with cognitive decline."

Amorfix will be promoting the A4 assay at the International Convention on Alzheimer's Disease (ICAD) from July 10 - 15, 2010. Please visit us at Booth 816 for more information on the A4 technology and on reMYND's CRO services.

About A4

The Amorfix A4 assay is an ultrasensitive method for the detection of aggregated Abeta that provides quantitative measurements of aggregates. The A4 can detect aggregates in plasma and brain tissue from standard animal models of AD several months before conventional microscopic procedures thereby accelerating the preclinical screening of new drugs for AD. The A4 is significantly more sensitive than current methods for detecting total Abeta and can be used in high-throughput applications designed to study the inhibition of amyloid formation.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded protein diseases including ALS, cancer, and AD. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, AD and cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample. The Company's diagnostic programs include an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue and blood from animal models of AD, months prior to observable amyloid formation, as well as human blood screening tests for Alzheimer's and early liver cancer detection. For more information about Amorfix, visit www.amorfix.com.

About reMYND

reMYND, based in Leuven, Belgium, actively drives the development of

disease-modifying treatments against Alzheimer's and Parkinson's disease, either by its own Drug Discovery & Development or as a Contract Research Organization (CRO). reMYND's CRO offers an extensive scope of preclinical in-vivo efficacy, pharmacokinetic and safety testing in its proprietary transgenic mouse models of AD based on the APP-London mutation, including APP, APPxPS1, and APPxTAU models. reMYND tests treatments for AD for 3rd parties, and as such has provided in-vivo proof-of-concept data for several AD candidate drugs currently in clinical development. reMYND NV is a privately held company, founded as a spin-off company of Leuven University in 2002. For more information about reMYND, visit www.reMYND.com.

Forward Looking Information

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Amorfix Life Sciences: Dr. Robert Gundel, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6957, Fax: (416) 847-6899, bob.gundel(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com; reMYND: Dr. An Tanghe, Contract Research Manager, reMYND NV, Tel: +32 (16) 75 14 22, Fax: +32 (16) 75 14 21, An.Tanghe(at)remynd.com; Hans van der Saag, Chief Financial Officer, reMYND NV, Tel: +32 (16) 75 14 22, Fax: +32 (16) 75 14 21, Hans.Vandersaag(at)remynd.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 06-JUL-10

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix A(4) Assay Provides New Insights Into Alzheimer's Disease Pre-clinical Development Mouse Models

- Amorfix Quantifies Rate of Accumulation of Amyloid in Seven Mouse Models of AD -

TSX: AMF

TORONTO, July 12 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for misfolded protein diseases including Alzheimer's disease (AD), has used its A(4) test to compare the rate of accumulation of aggregated Abeta in the brain tissue of various mouse models of AD. Amorfix presented this new data at the International Conference on Alzheimer's Disease (ICAD 2010) this week.

The paper presented by Amorfix entitled "Early Detection of Beta-Amyloid Aggregation in In Vivo and In Vitro Models of Alzheimer's Disease" characterized seven different AD mouse models by quantitatively measuring the beta-amyloid (Abeta) aggregates in brain tissue from animals 1 month to 14 months of age. The accumulation of Abeta is the hallmark of AD in humans, and a number of cell-culture and animal models have been developed to mimic AD pathology. The A(4) (Amorfix Aggregated Abeta Assay) was developed to provide a quantitative method for detection of aggregated species of Abeta.

"The utility of the A(4) test to answer scientific questions continues to grow rapidly. These new findings will provide researchers with the ability to assess drug effects at critical time points when aggregation is high or low or accelerating in mouse models of AD", said Dr. Louise Scrocchi, Senior Scientist of Amorfix. "The A(4) can also be used for quantification of pyroglutamate (pGlu) modified Abeta peptides which are major constituents of amyloid deposits in both sporadic and inherited AD, and make better drug targets than do the full-length versions. A growing number of researchers are now focusing on this modified peptide as a target for drug discovery."

The A(4) can be used for the specific quantification of aggregated Abeta 1-42 in tissue culture. This will allow for high-throughput screening for selection of lead compounds to use for pre-clinical AD trials in animals. Amorfix offers the A(4) test as a service to AD researchers worldwide and recently partnered with reMYND of Belgium to provide the A(4) to their contract research organization clients.

"We are pleased to show the AD research community the versatility of the A(4) and its ability to detect and monitor the accumulation of aggregated Abeta in a variety of models. The sensitivity of A(4) which allows us to detect aggregated Abeta as early as one month of age in these models supports our continued development of a human blood or spinal fluid test for AD." said Dr. Robert Gundel, Chief Executive Officer of Amorfix.

About A(4)

The Amorfix A(4) is an ultrasensitive method for the detection of aggregated Abeta that provides quantitative measurements of aggregates. The A(4) can detect aggregates in tissue and plasma from animal models of AD several months before conventional procedures thereby accelerating the preclinical screening of new drugs for AD. The A(4) is significantly more sensitive than current methods for detecting total Abeta and can be used in high-throughput applications designed to study the inhibition of amyloid formation.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded protein diseases including ALS, cancers, and Alzheimer's Disease (AD). Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel

Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. Amorfix's lead programs include therapeutics and companion diagnostics for cancers and antibodies and vaccines to DSEs in ALS and AD. Amorfix's proprietary technology enables it to specifically identify very low levels of misfolded proteins in a sample. The Company's diagnostic programs include an ultrasensitive method for the detection of aggregated beta-Amyloid in brain tissue and blood from animal models of AD, months prior to observable amyloid formation, and a blood screening test for liver cancer. For more information about Amorfix, visit www.amorfix.com.

Forward-Looking Information

This press release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. Robert Gundel, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6957, Fax: (416) 847-6899, bob.gundel(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 12-JUL-10

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix Life Sciences announces global licensing agreement for the treatment of ALS with Biogen Idec

TSX: AMF

TORONTO, July 14 /CNW/ - Amorfix Life Sciences Ltd. (TSX:AMF) today announced that it has entered into a licensing agreement granting Biogen Idec (NASDAQ: BIIB) exclusive worldwide rights to Amorfix's lead amyotrophic lateral sclerosis (ALS) monoclonal antibodies. The antibodies have shown efficacy in animal models of ALS and Biogen Idec will now, at its expense, complete the development and prepare for clinical trials.

"We are very pleased to be working with a global biotech leader like Biogen Idec to bring our novel therapy to the patients who suffer from ALS and their families," said Dr. Neil Cashman, Amorfix's Chief Scientific Officer.

Under the agreement, Biogen Idec will receive the exclusive worldwide license to develop and commercialize Amorfix's Disease Specific Epitopes (DSE(TM)) antibodies for ALS while Amorfix retains all rights for vaccines and diagnostics. Amorfix will receive an up-front payment of US$1 million and is eligible to receive milestone payments and royalties on sales. Other terms of the deal were not disclosed.

"Biogen Idec is committed to expanding our discovery efforts in neurology research and development to areas with high unmet medical need like ALS. We are excited about the opportunity to advance research efforts in the SOD1 pathway, which plays an important role in the neurodegenerative process in ALS," said Ken Rhodes, PhD, Vice President, Discovery Neurobiology, Biogen Idec.

"New treatments for ALS are urgently needed," said Mr. David Cameron, President & CEO of the ALS Society of Canada, "and it is encouraging to see a partnership towards that potential entered into between a Canadian company and an established biotechnology company."

The licensed intellectual property includes DSE and antibodies arising from Amorfix's discovery platform using the ProMIS(TM) algorithm for prediction of DSEs on misfolded proteins. This unique approach enables the discovery of antibodies that recognize and inhibit only the misfolded protein which forms in the disease, while allowing the normal protein to continue to function.

Dr. Robert Gundel, CEO of Amorfix, said: "In addition to being an important step in advancing our treatment for ALS to the market, our partnership with Biogen Idec validates the value of the ProMIS(TM) discovery platform, which we are using now to develop antibodies and vaccines for cancers. An important part of our business strategy is to quickly generate shareholder value by identifying strong partners to assist in the rapid advancement of our growing product pipeline. We have previously announced our partnership with PREVENT to develop the ALS vaccine technology."

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded protein diseases including ALS, cancer, and Alzheimer's disease. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample. The Company's diagnostic programs include an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue and blood of animal models of Alzheimer's disease, months prior to observable amyloid formation, and human blood screening tests for Alzheimer's and early liver cancer detection. For more information about Amorfix, visit www.amorfix.com.

Forward Looking Information

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. Robert Gundel, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6957, Fax: (416) 847-6899, bob.gundel(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 16:31e 14-JUL-10

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix Life Sciences Ltd. to Host Conference Call to Review Recent Business Development Activities and Near-Term Company Goals

TSX: AMF

TORONTO, July 20 /CNW/ - Amorfix Life Sciences Ltd., a product development company focused on misfolded protein diseases, is holding a webcast conference call with Dr. Robert Gundel, President and CEO and James Parsons, Chief Financial Officer, to discuss 1) the recent agreement with Biogen Idec to develop antibody therapeutics for the treatment of ALS; 2) other recent business developments and 3) to review the company's near-term goals and objectives. This webcast follows a series of recent news releases describing Amorfix's business agreements and partnerships with a number of companies to advance Amorfix's growing pipeline of innovative products to treat a variety of misfolded protein diseases including ALS, Alzheimer's disease and cancer.

When:

July 22, 2010, at 4:00 p.m. EST

Teleconference Dial-in Numbers:

Toronto participants: (647) 427-7450

North American participants toll-free: +1 (888) 231-8191

Passcode for all participants: 89359648

This teleconference will also be webcast at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)3157000 and will be available for replay for 60 days.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded protein diseases including ALS, cancer, and Alzheimer's disease. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample. The Company's diagnostic programs include an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue and blood of animal models of Alzheimer's disease, months prior to observable amyloid formation, and human blood screening tests for Alzheimer's and early liver cancer detection. For more information about Amorfix, visit www.amorfix.com.

%SEDAR: 00022789E

/For further information: Dr. Robert Gundel, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6957, Fax: (416) 847-6899, bob.gundel(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 15:25e 20-JUL-10


OLYMPIA
TRANSFER SERVICES INC.

TORONTO
Corporate & Shareholder Services
920 - 120 Adelaide St. West
Toronto, ON M5H 1T1
Tel 416-364-8081
Fax 416-364-1827

CALGARY
OLYMPIA TRUST COMPANY
Corporate & Shareholder Services
2300, 125 - 9th Avenue SE
Calgary, AB T2G 0P6
Tel 403-261-0900
Fax 403-265-1455

VANCOUVER
OLYMPIA TRUST COMPANY
Corporate & Shareholder Services
1900, 925 West Georgia Street
Vancouver, BC V6C 3L2
Tel 604-484-8637
Fax 604-484-8638

July 28, 2010

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Government of Yukon, Registrar of Securities
Government of the Northwest Territories, Registrar of Securities
Government of Nunavut, Registrar of Securities
Toronto Stock Exchange

Dear Sirs:

Subject: Amorfix Life Sciences Ltd. (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual Meeting of securityholders:

Meeting Date:	October 13, 2010
Record Date for Notice:	September 13, 2010
Record Date for Voting:	September 13, 2010
Beneficial Ownership Determination Date:	September 13, 2010
Class of Securities Entitled to Receive Notice:	Common Shares
Class of Securities Entitled to Vote:	Common Shares
ISIN Number:	CA0317221012
Meeting Location:	Mississauga, ON

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRANSFER SERVICES INC

signed "Lisa Clarkin"

Lisa Clarkin
Account Officer
Corporate & Shareholder Services
Direct Dial: (416) 364-7185

cc: CDS & Co.